Exhibit 99.3

Explanation of Responses, Footnote 2:

Mr. Perlmutter may be deemed to possess the sole power to vote and dispose of an aggregate amount of 29,039,413 shares of Common Stock. All of the shares described in the remainder of this footnote are included in that number. Mr. Perlmutter owns directly (i) 8,961,026 currently outstanding shares of Common Stock and (ii) options, granted pursuant to the 1998 Stock Incentive Plan, that are immediately exercisable for 500,000 shares of Common Stock.


The sole stockholder of Zib Inc., a Delaware corporation, is the Isaac Perlmutter Trust 01/28/1993, a Florida revocable trust (the "Perlmutter Trust"). Mr. Perlmutter is a trustee and the sole beneficiary of the Perlmutter Trust, and is also president of Zib, Inc. Mr. Perlmutter is the sole stockholder, director and president of Object Trading Corp., a Delaware corporation. Mr. Perlmutter may be deemed to possess the power to vote and dispose of the shares of Common Stock directly held by Zib Inc., Object Trading Corp., and the Perlmutter Trust.


As the sole stockholder of Object Trading Corp., Mr. Perlmutter beneficially owns 14,622,680 shares of Common Stock directly owned by this entity. Finally, because the Perlmutter Trust is the sole stockholder of Zib, Inc., which directly owns 3,694,645 shares of Common Stock, and because Mr. Perlmutter is a trustee and the sole beneficiary of the Perlmutter Trust, which directly owns 1,261,062 shares of Common Stock, he may be deemed to beneficially own the combined amount of 4,955,707 shares of Common Stock directly owned by these two entities.


Object Trading Corp. may be deemed to possess the power to vote and dispose of 14,622,680 shares of Common Stock. The Perlmutter Trust may be deemed to possess the power to vote and dispose of an aggregate amount of 4,955,707 shares of Common Stock. Zib, Inc. may be deemed to possess the power to vote and dispose of 3,694,645 shares of Common Stock.